UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-20123

Winthrop Resources Corporation

(Exact name of registrant as specified in its charter)

200 Lake Street East, Mail Code EXO-03-A

Wayzata, Minnesota 55391-1693

(952) 745-2760

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

9.50% Senior Notes due 2003

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

1 with respect to Common Stock

Less than 20 with respect to 9.50% Senior Notes due 2003

Explanatory Note:

This Form 15 replaces a Form 15 for Winthrop Resources Corporation filed on July 3, 1997 which was mistakenly filed under an incorrect CIK code.

Pursuant to the requirements of the Securities Exchange Act of 1934, Winthrop Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 10, 2009	By:	/s/ Joseph T. Green
Joseph T. Green
Assistant Secretary